Exhibit 99.3

WIPRO LIMITED

CONSOLIDATED STATUTORILY AUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2015

( in millions, except share and per share data, unless otherwise stated)

		Quarter ended			Six months ended		Year ended
	Particulars	September 30, 2015	June 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	March 31, 2015
1	Income from operations
	a) Net Sales/income from operations (net of excise duty)	125,668	123,706	118,160	249,374	230,615	473,180
	b) Other operating income	—	—	—	—	—	—

	Total income from operations (net)	125,668	123,706	118,160	249,374	230,615	473,180

2	Expenses
	a) Cost of materials consumed	—	1	10	1	29	34
	b) Purchase of stock-in-trade	6,241	8,000	8,534	14,241	16,005	34,454
	c) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process	(836)	97	(381)	(739)	(459)	(2,588)
	d) Employee compensation	61,314	59,007	56,947	120,321	110,836	224,838
	e) Depreciation and amortisation expense	3,530	3,367	3,075	6,897	5,909	12,823
	f) Sub contracting/technical fees/third party application	15,880	14,561	13,082	30,441	24,772	52,303
	g) Other expenditure	15,250	14,651	13,831	29,901	26,690	55,893

	Total expense	101,379	99,684	95,098	201,063	183,782	377,757

3	Profit from operations before other income, finance costs and exceptional items (1-2)	24,289	24,022	23,062	48,311	46,833	95,423
4	Other Income	6,194	5,242	5,109	11,436	9,348	19,859
5	Profit from ordinary activities before finance costs and exceptional items (3+4)	30,483	29,264	28,171	59,747	56,181	115,282
6	Finance Cost	1,589	1,286	989	2,875	1,877	3,599
7	Profit from ordinary activities after finance costs but before exceptional items (5-6)	28,894	27,978	27,182	56,872	54,304	111,683
8	Exceptional items	—	—	—	—	—	—
9	Profit from ordinary activities before tax (7+8)	28,894	27,978	27,182	56,872	54,304	111,683
10	Tax expense	6,486	5,945	6,199	12,431	12,141	24,624
11	Net profit from ordinary activities after tax (9-10)	22,408	22,033	20,983	44,441	42,163	87,059
12	Extraordinary items (net of tax expense)	—	—	—	—	—	—
13	Net profit for the period (11+12)	22,408	22,033	20,983	44,441	42,163	87,059
14	Share in earnings of associates	—	—	—	—	—	—
15	Minority interest	(54)	(156)	(135)	(210)	(283)	(531)
16	Net profit after taxes, minority interest and share of profit of associates (13+14+15)	22,354	21,877	20,848	44,231	41,880	86,528
17	Paid up equity share capital (Face value 2 per share)	4,940	4,938	4,935	4,940	4,935	4,937
18	Reserves excluding revaluation reserves as per balance sheet of previous accounting year						403,045
19	EARNINGS PER SHARE (EPS)
	Before extraordinary items
	Basic (in )	9.10	8.91	8.49	18.01	17.05	35.25
	Diluted (in )	9.08	8.89	8.45	17.97	16.98	35.13
	After extraordinary items
	Basic (in )	9.10	8.91	8.49	18.01	17.05	35.25
	Diluted (in )	9.08	8.89	8.45	17.97	16.98	35.13
20	Public shareholding (1)
	Number of shares	609,430,861	608,937,579	607,829,785	609,430,861	607,829,785	608,633,451
	Percentage of holding (as a % of total public shareholding)	25.17%	25.15%	25.12%	25.17%	25.12%	25.14%
21	Promoters and promoter group shareholding
	a) Pledged/ Encumbered
	- Number of shares	Nil	Nil	Nil	Nil	Nil	Nil
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	Nil	Nil	Nil	Nil	Nil	Nil
	- Percentage of shares (as a % of the total share capital of the company)	Nil	Nil	Nil	Nil	Nil	Nil
	b) Non-encumbered
	- Number of shares (2)	1,812,022,464	1,812,022,464	1,812,022,464	1,812,022,464	1,812,022,464	1,812,022,464
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100%	100%	100%	100%	100%	100%
	- Percentage of shares (as a % of the total share capital of the company, excluding ADS Shareholding)	74.83%	74.85%	74.88%	74.83%	74.88%	74.86%

(1)	Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt)
(2)	Includes 440,557,453 (June 30, 2015: 440,557,453 ; September 30, 2014: 440,557,453; March 31, 2015: 440,557,453) equity shares on which Promoter does not have beneficiary interest.

Status of redressal of complaints received for the period July 1, 2015 to September 30, 2015

Sl No.	Nature of the complaint	Nature	Unresolved as at 01.07.2015	Complaints received during the quarter	Complaints disposed during the quarter	Unresolved as at 30.09.2015
1	Non-Receipt of Securities	Complaint	—	1	1	—
2	Non Receipt of Annual Reports	Complaint	—	185	185	—
3	Correction / Duplicate / Revalidation of dividend warrants	Request	—	84	84	—
4	SEBI/Stock Exchange Complaints	Complaint	—	2	2	—
5	Non Receipt of Dividend warrants	Complaint	—	74	74	—

	TOTAL		—	346	346	—

Note: There are certain pending cases relating to disputes over title to shares in which the company has been made a party. However these cases are not material in nature.

1.	The consolidated interim financial results of the Company for the quarter and six months ended September 30, 2015 have been approved by the directors of the Company at its meeting held on October 21, 2015. The statutory auditors have expressed an unqualified audit opinion.

2.	The above consolidated interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	The total revenue from operations represent the aggregate revenue and includes foreign exchange gains / (losses), net amounting to 533, 1,330 and 1,323 for the quarter ended September 30, 2015, June 30, 2015 and September 30, 2014, respectively, 1,863 and 2,421 for the six months ended September 30, 2015 and September 30, 2014, respectively and 3,637 for the year ended March 31, 2015 and is net of excise duty amounting to Nil, Nil and 1 for the quarter ended September 30, 2015, June 30, 2015 and September 30, 2014, respectively, Nil and 2 for the six months ended September 30, 2015 and September 30, 2014, respectively and 2 for the year ended March 31, 2015.

4.	Derivatives

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at
	March 31, 2015		September 30, 2015
Designated derivative instruments
Sell		$836		$870
		£198		£243
		€220		€283
	AUD	83	AUD	122
Interest rate swaps		$150		$150
Net investment hedges in foreign operations
Others		$145		$125
Non designated derivative instruments
Sell		$1,304		$780
		£67		£52
		€60		€88
	AUD	53	AUD	28
		¥490		¥490
	SGD	13	SGD	3
	ZAR	69	ZAR	20
	CAD	30	CAD	11
	CHF	10	CHF	10
Buy		$790		$970

5.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter ended September 30, 2015, are available on our company website www.wipro.com.

6.	Segment Information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG), Global Media and Telecom (GMT). It also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, digital, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the quarter ended September 30, 2015, June 30, 2015 and September 30, 2014, and six months ended September 30, 2015 and September 30, 2014, and year ended March 31, 2015 is as follows:

Particulars	Quarter ended			Six months ended		Year ended
	September 30, 2015	June 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	March 31, 2015
Revenue
IT Services
BFSI	32,253	31,020	28,411	63,273	56,476	115,505
HLS	13,746	12,988	12,176	26,734	23,466	49,884
RCTG	18,112	17,380	15,218	35,492	29,945	62,209
ENU	17,664	17,577	18,333	35,241	35,155	71,229
MFG	22,562	21,524	19,894	44,086	39,004	80,303
GMT	16,091	15,284	15,203	31,375	30,272	61,050
Others	—	—	—	—	—	—

Total of IT Services	120,428	115,773	109,235	236,201	214,318	440,180
IT Products	5,442	8,174	9,152	13,616	16,812	34,006
Reconciling Items	(202)	(241)	(226)	(443)	(513)	(1,004)

Total	125,668	123,706	118,161	249,374	230,617	473,182

Segment Result
IT Services
BFSI	6,935	7,013	6,245	13,948	12,869	27,378
HLS	3,044	2,759	2,422	5,803	4,553	10,565
RCTG	3,262	3,140	3,205	6,402	6,393	13,190
ENU	3,497	3,812	5,000	7,309	9,553	17,561
MFG	4,801	4,327	4,034	9,128	8,402	17,127
GMT	3,137	2,698	3,496	5,835	7,258	13,574
Others	—	—	608	—	583	583
Unallocated	276	530	(987)	806	(1,611)	(2,329)

Total of IT Services	24,952	24,279	24,023	49,231	48,000	97,649
IT Products	(208)	139	62	(69)	227	374
Reconciling Items	(455)	(396)	(1,023)	(851)	(1,394)	(2,600)

Total	24,289	24,022	23,062	48,311	46,833	95,423
Finance Expense	(1,589)	(1,286)	(989)	(2,875)	(1,877)	(3,599)
Finance and Other Income	6,194	5,242	5,109	11,436	9,348	19,859

Profit before tax	28,894	27,978	27,182	56,872	54,304	111,683
Income tax expense	(6,486)	(5,945)	(6,199)	(12,431)	(12,141)	(24,624)

Profit for the period	22,408	22,033	20,983	44,441	42,163	87,059

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Quarter ended			Six months ended		Year ended
	September 30, 2015	June 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	March 31, 2015
India	12,073	13,354	10,668	25,427	21,739	45,814
Americas	64,094	61,061	57,133	125,155	110,009	227,328
Europe	30,629	30,006	30,884	60,635	62,251	124,523
Rest of the world	18,872	19,285	19,476	38,157	36,618	75,517

	125,668	123,706	118,161	249,374	230,617	473,182

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

No client individually accounted for more than 10% of the revenues during the quarter ended September 30, 2015, June 30, 2015 and September 30, 2014, six months ended September 30, 2015 and September 30, 2014 and year ended March 31, 2015.

Notes:

a)	‘Reconciling items’ includes elimination of inter-segment transactions, dividend income/ gains/ losses relating to strategic investments and other corporate activities.

b)	Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

c)	Revenues include excise duty amounting to Nil, Nil and 1 for the quarter ended September 30, 2015, June 30, 2015 and September 30, 2014, respectively, Nil and 2 for the six months ended September 30, 2015 and September 30 2014, respectively and 2 for the year ended March 31, 2015. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

d)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

e)	For the purpose of segment reporting, the Company has included the impact of ‘foreign exchange gains / (losses), net’ in revenues (which is reported as a part of operating profit in the statement of income).

f)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

g)	For evaluating the performance of the individual business segments, amortization of intangibles arising out of business combinations are reported in reconciling items.

h)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

7.	The Company has granted 83,000, 2,747,400 and Nil options under RSU Options Plan and 10,000, 1,487,700 and 35,000 options under ADS during the quarter ended September 30, 2015, June 30, 2015 and September 30, 2014 and 2,830,400 and 2,480,000 options under RSU Plan and 1,497,700 and 1,689,500 options under ADS during the six months ended September 30, 2015 and 2014, respectively and 2,480,000 options under RSU Plan and 1,689,500 options under ADS during the year ended March 31, 2015.

8.	Business combination

ATCO I-Tek Inc.

On August 15, 2014, the Company obtained control of ATCO I-Tek Inc, a Canadian entity, by acquiring 100% of its share capital and certain assets of IT services business of ATCO I-Tek Australia (hereafter the acquisitions are collectively referred to as ‘acquisition of ATCO I-Tek’) for an all-cash consideration of 11,071 (Canadian Dollars 198 million) post conclusion of closing conditions and fair value adjustments. ATCO I-Tek provides IT services to ATCO Group. The acquisition will strengthen Wipro’s IT services delivery model in North America and Australia.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Net assets	1,330	(278)	1,052
Customer related intangibles	—	8,228	8,228
Deferred tax liabilities	—	(2,017)	(2,017)

Total	1,330	5,933	7,263

Goodwill			3,808

Total purchase price			11,071

The goodwill of 3,808 comprises value of expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

Designit AS

On August 6, 2015, the Company obtained control of Designit AS (“Designit”) by acquiring 100% of its share capital. Designit is a Denmark based global strategic design firm specializing in designing transformative product-service experiences. The acquisition will strengthen the Company’s digital offerings, combining engineering and transformative technology with human centered-design methods.

The acquisition was executed through a share purchase agreement for a consideration of  6,540 million (EUR 93 million) which includes a deferred earn-out component of 2,092 million (EUR 30 million), which is linked to achievement of revenues and earnings over a period of 3 years ending June 30, 2018. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 13% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at 1,287 million and recorded as part of preliminary purchase price allocation.

The following table presents the provisional allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Net assets	580	—	580
Customer related intangibles	—	597	597
Brand	—	638	638
Non-compete agreement	—	103	103
Deferred tax liabilities	—	(290)	(290)

Total	580	1048	1,628

Goodwill			4,107

Total purchase price			5,735

Net assets acquired include 359 of cash and cash equivalents and trade receivables valued at 392.

The goodwill of 4,107 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

The pro-forma effects of this acquisition on the Company’s operations were not material.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation.

9.	Stand-alone information (Audited)

Particulars	Quarter ended			Six Months ended		Year Ended
	September 30, 2015	June 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	March 31, 2015
Income from Operations (Net)	111,055	109,276	103,582	220,331	204,623	416,350
Profit before tax	27,581	25,620	25,904	53,201	52,338	105,570
Profit after tax	21,419	19,882	19,920	41,301	40,592	81,931
10.	Consolidated Statement of assets and Liabilities

	Particulars	As at September 30, 2015	As at March 31, 2015
I.	EQUITY AND LIABILITIES
1.	Shareholder’s funds
	Share capital	4,940	4,937
	Reserves and surplus	428,276	403,045

		433,216	407,982

2.	Minority Interest	1,936	1,646
3.	Non- current liabilities
	Long-term borrowings	15,884	12,707
	Deferred tax liabilities	3,394	3,240
	Other long term liabilities	6,909	3,729
	Long-term provisions	6,486	6,700

		32,673	26,376

4.	Current liabilities
	Short term borrowings	83,427	66,206
	Trade payables and accrued expense	61,515	58,745
	Other current liabilities	30,615	29,525
	Short term provisions	10,640	9,553

		186,197	164,029

	TOTAL EQUITY AND LIABILITIES	654,022	600,033

II	ASSETS
1.	Non-current assets
	Fixed assets
	Tangible assets	57,403	54,206
	Intangible assets	8,740	7,931
	Goodwill	75,246	68,078
	Non-current investments	4,374	3,867
	Deferred tax assets	4,094	2,945
	Long-term loans and advances	11,551	11,409
	Other non-current assets	14,074	15,105

		175,482	163,541

2.	Current assets
	Current investments	123,315	53,908
	Inventories	5,571	4,849
	Trade receivables	96,539	91,531
	Cash and bank balances	100,486	158,940
	Short-term loans and advances	7,549	6,490
	Other current assets	145,080	120,774

		478,540	436,492

	TOTAL ASSETS	654,022	600,033

Place: Bangalore Date: October 21, 2015	By order of the Board, For, Wipro Limited Azim H Premji Chairman	WIPRO LIMITED Regd. Office: Doddakannelli, Sarjapur Road,Bangalore – 560 035. www.wipro.com

CIN: L32102KA1945PLC020800 ;

Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054